March 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

 Attn: David Link

Re:	ACP Holdings Acquisition Corp.
Registration Statement on Form S-1 Filed March 6, 2026, as amended File No. 333-294120 Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 24, 2026 in which we requested the acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) for March 26, 2026 at 4:30 p.m., Eastern Time, or at such later time as we or our counsel, DLA Piper LLP (US), requested via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”). We are no longer requesting that such Registration Statement be declared effective at that date and time, and we hereby formally withdraw our request for acceleration of the effective date for March 26, 2026 at 4:30 p.m. Eastern Time.

If you have any questions regarding this request, please contact Stephen P. Alicanti of DLA Piper LLP (US) by telephone at (212) 335-4783. Thank you for your assistance.

Very truly yours,

ACP Holdings Acquisition Corp.

/s/ Andrew Mallozzi
Andrew Mallozzi
Chief Executive Officer

cc:	Stephen P. Alicanti (DLA Piper LLP (US))